UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 333-120507

NOTIFICATION OF LATE FILING

☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q

☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K ☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F ☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

________________________________________________________________________

_____________________________________________________________________________

PART I REGISTRANT INFORMATION

_____________________________________________________________________________

KENERGY SCIENTIFIC, INC.

(Full Name of Registrant)

56 Junction Raod RD, Flemington, NJ 08822

(Address of principal executive offices) (Zip Code)

_____________________________________________________________________________

PART II RULES 12B-25(B) AND (C)

_____________________________________________________________________________

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)	The subject report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

(c)	Not applicable.

_____________________________________________________________________________

PART III NARRATIVE

_____________________________________________________________________________

The Registrant has been unable to complete and file, when originally due, the Annual Report on Form 10-K as a result of delays in completing the compilation of the financial statements and preparation of the Annual Report.

_____________________________________________________________________________

PART IV OTHER INFORMATION

_____________________________________________________________________________

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth Glynn (908) 788-0077

_____________________________________________________________________________

(Name) (Area Code)(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

Revenues for the year ended December 31, 2012, totaled $47,800, an increase of $20,786 over prior year. Net loss for the year ending December 31, 2012 was $9,953,840, as compared to net loss of $916,868 for the year ending December 31, 2011. The unfavorable change in net loss was primarily attributed to the effect of the decreases in market value of the company stock prices. Non-cash losses for beneficial interest and revaluation of derivatives make up approximately $9.0 million of the total losses in the year ended December 31, 2012.

KENERGY SCIENTIFIC, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2013
	By	/s/ Kenneth P. Glynn
Name: Kenneth P. Glynn Title: President, Chief Executive Officer and Chief Financial Officer